UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 73336 / October 10, 2014

Admin. Proc. File No. 3-15942

In the Matter of

CEPHEUS ACQUISITION CORP.,
CHINA ALUMINUM FOIL, INC.,
ENGCHOW EDUCATION CORPORATION, and
PIXTEL GROUP LTD.

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

The time for filing a petition for review of the initial decision in this proceeding has
expired. No such petition has been filed by Cepheus Acquisition Corp., China Aluminum Foil,
Inc., Engchow Education Corporation, or Pixtel Group Ltd., and the Commission has not chosen
to review the decision on its own initiative.

Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules
of Practice,[1] that the initial decision of the administrative law judge[2] has become the final
decision of the Commission with respect to Cepheus Acquisition Corp., China Aluminum Foil,
Inc., Engchow Education Corporation, and Pixtel Group Ltd. The order contained in that

---

[1]   17 C.F.R. ' 201.360(d).

[2]   *Cepheus Acquisition Corp., China Aluminum Foil, Inc., Engchow Educ. Corp., and Pixtel
Group Ltd.*, Initial Decision Rel. No. 657 (Aug. 14, 2014), 109 SEC Docket 11, 2014 WL
3963045. The Central Index Key numbers are: 1491828 for Cepheus Acquisition Corp.;
1483058 for China Aluminum Foil, Inc.; 1516510 for Engchow Education Corporation; and
1502638 for Pixtel Group Ltd.

decision is hereby declared effective. The initial decision ordered that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Cepheus Acquisition Corp., China Aluminum Foil, Inc., Engchow Education Corporation, and Pixtel Group Ltd., are hereby revoked.

For the Commission, by the Office of the General Counsel, pursuant to delegated authority.

Brent J. Fields
Secretary

INITIAL DECISION RELEASE NO. 657
ADMINISTRATIVE PROCEEDING
File No. 3-15942

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of CEPHEUS ACQUISITION CORP., CHINA ALUMINUM FOIL, INC., CHINA INTEGRATED ENERGY, INC., ENGCHOW EDUCATION CORPORATION, AND PIXTEL GROUP LTD.	INITIAL DECISION OF DEFAULT AS TO FOUR RESPONDENTS August 14, 2014

APPEARANCE: Neil J. Welch, Jr., for the Division of Enforcement, Securities and Exchange Commission

BEFORE: James E. Grimes, Administrative Law Judge

SUMMARY

This Initial Decision revokes the registrations of the registered securities of Respondents Cepheus Acquisition Corp., China Aluminum Foil, Inc., Engchow Education Corporation, and Pixtel Group Ltd. (collectively, the Four Respondents).[1] The revocations are based on the Four Respondents' failure to timely file required periodic reports with the Securities and Exchange Commission.

INTRODUCTION

On June 24, 2014, the Commission initiated this proceeding with an Order Instituting Administrative Proceedings (OIP), pursuant to Section 12(j) of the Securities Exchange Act of 1934. The OIP alleges that Respondents each have a class of securities registered with the Commission pursuant to Exchange Act Section 12(g) and have repeatedly failed to file timely periodic reports with the Commission, in violation of Exchange Act Section 13(a) and Rules 13a-1 and/or 13a-13 thereunder. Respondents Cepheus and Pixtel were served with the OIP by July 1, 2014, in accordance with Commission Rule of Practice (Rule) 141(a)(2)(ii), 17 C.F.R. § 201.141(a)(2)(ii), and their Answers were due by July 14, 2014. *Cepheus Acquisition Corp.*, Admin. Proc. Rulings Release No. 1625, 2014 SEC LEXIS 2567 (July 17, 2014). On July 17, 2014, Cepheus and Pixtel

[1] China Integrated Energy has filed an Answer and will contest these proceedings.

were ordered to show cause by July 29, 2014, why the registrations of their securities should not be revoked by default due to their failure to file Answers or otherwise defend this proceeding. *Id.*

Respondent China Aluminum was served by July 8, 2014, in accordance with Rule 141(a)(2)(ii), 17 C.F.R. § 201.141(a)(2)(ii), and its Answer was due by July 18, 2014. *Cepheus Acquisition Corp.*, Admin. Proc. Rulings Release No. 1657, 2014 SEC LEXIS 2724 (July 30, 2014). Respondent Engchow was served by July 14, 2014, in accordance with Rule 141(a)(2)(ii), 17 C.F.R. § 201.141(a)(2)(ii), and its Answer was due by July 24, 2014. *Id.* On July 30, 2014, China Aluminum and Engchow were ordered to show cause by August 8, 2014, why the registrations of their securities should not be revoked by default due to their failure to file Answers, attend the prehearing conference, or otherwise defend this proceeding. *Id.*

To date, none of the Four Respondents have filed an Answer, appeared at the prehearing conference, or responded to the Orders to Show Cause.

FINDINGS OF FACT

The Four Respondents are in default for failing to file Answers, appear at the prehearing conference, or otherwise defend the proceeding. *See* OIP at 3; 17 C.F.R. §§ 201.155(a)(1)-(2), .220(f), .221(f). Accordingly, as authorized by Rule 155(a), I find the following allegations in the OIP to be true.

Cepheus, Central Index Key (CIK) No. 1491828, is a void Delaware corporation located in Tel Aviv, Israel, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Cepheus is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2011, which reported a net loss of $52,139 since the company's August 12, 2010, inception.

China Aluminum, CIK No. 1483058, is a revoked Nevada corporation located in Zhengzhou City, China, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). China Aluminum is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2011.

Engchow, CIK No. 1516510, is a void Delaware corporation located in Guangzhou, China, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Engchow is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2011, which reported a net loss of $92,829 since the company's February 1, 2011, inception.

Pixtel, CIK No. 1502638, is a void Delaware corporation located in Kowloon, Hong Kong, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Pixtel is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2011, which reported a net loss of $45,670 since the company's July 19, 2010, inception.

In addition to repeated failures to file timely periodic reports, the Four Respondents have failed to heed delinquency letters sent to them by the Commission's Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failure to maintain a valid address on file with the Commission, did not receive such letters.

CONCLUSIONS OF LAW

Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder require public corporations to file annual and quarterly reports with the Commission. "Compliance with those requirements is mandatory and may not be subject to conditions from the registrant." *America's Sports Voice, Inc.*, Exchange Act Release No. 55511 (Mar. 22, 2007), 90 SEC Docket 879, 885, *mot. for recons. denied*, Exchange Act Release No. 55867 (June 6, 2007), 90 SEC Docket 2419. Scienter is not required to establish violations of Exchange Act Section 13(a) and Rules 13a-1 and 13a-13. *See SEC v. McNulty*, 137 F.3d 732, 740-41 (2d Cir. 1998); *SEC v. Wills*, 472 F. Supp. 1250, 1268 (D.D.C. 1978). There is no genuine issue of material fact that the Four Respondents failed to file timely periodic reports. As a result, the Four Respondents failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and/or 13a-13 thereunder.

SANCTIONS

Under Exchange Act Section 12(j), the Commission is authorized, "as it deems necessary or appropriate for the protection of investors," to revoke the registration of a security or suspend the registration for a period not exceeding twelve months if it finds, after notice and an opportunity for hearing, that the issuer of the security has failed to comply with any provision of the Exchange Act or rules thereunder. In proceedings pursuant to Exchange Act Section 12(j) against issuers that violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13, the determination "of what sanctions will ensure that investors will be adequately protected . . . turns on the effect on the investing public, including both current and prospective investors, of the issuer's violations, on the one hand, and the Section 12(j) sanctions, on the other hand." *Gateway Int'l Holdings, Inc.*, Exchange Act Release No. 53907 (May 31, 2006), 88 SEC Docket 430, 438-39. The Commission "consider[s], among other things, the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations." *Id.* at 439.

The Four Respondents' failures to file required periodic reports are serious because those failures violate a central provision of the Exchange Act. The purpose of periodic reporting is to supply investors with current and accurate financial information about an issuer so that they may make sound investment decisions. *Id.* at 441. The reporting requirements are the primary tool that Congress fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of securities. *SEC v. Beisinger Indus. Corp.*, 552 F.2d 15, 18 (1st Cir. 1977). The Four Respondents' violations are also recurrent in that they repeatedly failed to file required periodic reports. *See Nature's Sunshine Prods., Inc.*, Exchange Act Release No. 59268 (Jan. 21, 2009), 95 SEC Docket 13488, 13496 (respondent failed to file seven required periodic reports due over a two-year period); *Impax Labs., Inc.*, Exchange Act Release No. 57864 (May 23, 2008), 93 SEC Docket 6241, 6251 (respondent's failure to make eight filings over an eighteenmonth period considered recurrent). The Four Respondents are culpable because they failed to heed the delinquency letters sent to them by the Division of Corporation Finance or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters, and they were therefore on notice, even before the OIP issued, of their obligation to file periodic reports. *See China-Biotics, Inc.*, Exchange Act Release No. 70800, 2013 WL 5883342, at *10 & n.60 (Nov. 4, 2013) (holding that revocation may be warranted even without proof that a respondent was aware of its reporting obligations). Finally, the Four Respondents have not answered the OIP, attended the prehearing conference, or otherwise participated in the proceeding to address whether they have made any efforts to remedy their past violations, and have provided no assurances against further violations.

For the reasons described above, it is necessary and appropriate for the protection of investors to revoke the registrations of each class of registered securities of the Four Respondents.

ORDER

It is ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Cepheus Acquisition Corp., China Aluminum Foil, Inc., Engchow Education Corporation, and Pixtel Group Ltd., are hereby REVOKED.

This Initial Decision shall become effective in accordance with and subject to the provisions of Rule 360, 17 C.F.R. § 201.360. Pursuant to that Rule, a party may file a petition for review of this Initial Decision within twenty-one days after service of the Initial Decision. A party may also file a motion to correct a manifest error of fact within ten days of the Initial Decision, pursuant to Rule 111, 17 C.F.R. § 201.111. If a motion to correct a manifest error of fact is filed by a party, that party shall have twenty-one days to file a petition for review from the date of the undersigned's order resolving such motion to correct a manifest error of fact.

This Initial Decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or a motion to correct a manifest error of fact or the Commission determines on its own initiative to review the Initial Decision as to a party. If any of these events occur, the Initial Decision shall not become final as to that party.

A respondent may move to set aside a default. Rule 155(b) permits the Commission, at any time, to set aside a default for good cause, in order to prevent injustice and on such conditions as may be appropriate. 17 C.F.R. § 201.155(b). A motion to set aside a default shall be made within a reasonable time, state the reasons for the failure to appear or defend, and specify the nature of the proposed defense in the proceeding. *Id.*

_____
James E. Grimes
Administrative Law Judge